U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
June 28, 2007
Re:	Kreido Biofuels, Inc. Registration Statement on Form SB-2 Registration No. 333-140718
Ladies and Gentlemen:
It is hereby requested that appropriate action be taken by the Commission under Section 8(a) of the Securities Act of 1933, as amended, to order the above-captioned registration statement on Form SB-2 effective at 10:00 a.m. (Washington, D.C. time) on June 28, 2007, or as soon thereafter as possible.
Kreido Biofuels, Inc. hereby acknowledges that:
(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,

/s/ Joel Balbien
Joel Balbien
President and Chief Executive Officer